Exhibit 99.46

Sandspring Appoints New CFO

Toronto, Ontario, Canada — November 18, 2010 — Sandspring Resources Ltd. (SSP: TSX-V) (the “Company” or “Sandspring”) is pleased to announce the appointment of Mr. Scott Issel as Chief Financial Officer of the Company.

Mr. Issel completed a double major in Accounting and Finance from the University of Colorado and an MBA from the University of Notre Dame. He has previously served as an Investment Advisor with Merrill Lynch and as a portfolio manager with a private venture capital group in the United States.

Mr. Issel joined Sandspring in May 2009 as the Controller of GoldHeart Investment Holdings Ltd., a subsidiary company of Sandspring and owner of the original Toroparu gold-copper project in Guyana, South America through a Guyanese operating company, ETK Inc. He assisted in the reverse takeover transaction of Sandspring which served as the Company’s Qualifying Transaction for listing on the TSX Venture Exchange.

Most recently Mr. Issel served as Controller of Sandspring Resources Inc. and has been instrumental in ensuring a smooth transition to the public capital markets.

The Company further announces that Mr. Carmelo Marrelli has resigned as Chief Financial Officer of Sandspring and will continue to provide financial consulting services to the Company.

Abraham Drost, President of Sandspring states: “we thank Carmelo Marrelli for his capable service to Sandspring as Chief Financial Officer during the early period of the Company’s entry into the public capital markets. We look forward to continuing to work with Carmelo on a consulting basis going forward. With the appointment of Scott Issel as Chief Financial Officer for Sandspring, responsibility for the Company’s financial affairs remains in very solid hands. Scott performed well as Controller of Sandspring and with his new appointment will continue to help the Company stay the course for growth as it advances the NI 43-101 compliant Toroparu gold-copper project through preliminary economic and feasibility testing.

Sandspring is a well-funded junior mining company currently exploring and developing the NI 43-101 Toroparu gold-copper project in the Republic of Guyana, South America. Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For further information, contact:
Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J 1H2
Tel: (807) 252-7800

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

This news release includes certain forward-looking statements concerning the future performance of our business, financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information as it becomes available.

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